SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: August 12, 2015

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD SECOND QUARTER 2015 RESULTS:
Q2 REVENUES INCREASE 28% YEAR-OVER-YEAR TO $28.3 MILLION

Yokneam, Israel, August 12, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced its results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights:

•	Second quarter revenues of $28.3 million
•	Gross margin reached 76.7% on a non-GAAP basis
•	Gross margin reached 75.5% on a GAAP basis
•	Net income was $10.9 million on a non-GAAP basis
•	Net income was $5.4 million on a GAAP basis
•	Operating cash flow of $10.4 million
•	Repurchased 0.3 million shares during the second quarter for a total cost of $4.7 million
•	Net cash at end of quarter was $189 million

Second Quarter 2015 Results:

Total revenues in the second quarter of 2015 were $28.3 million, an increase of 28% compared to $22.1 million in the second quarter of 2014, and an increase of 5% compared to $26.9 million in the first quarter of 2015.

Net income, on a GAAP basis, for the second quarter of 2015 was $5.4 million, or $0.18 per share (diluted), compared to net income of $6.2 million, or $0.21 per share (diluted), in the second quarter of 2014, and a net loss of $8.3 million, which includes a one-time charge due to early repayment of $9.6 million to the Israeli Office of Chief Scientist (OCS), or $0.28 per share, in the first quarter of 2015.

Net income, on a non-GAAP basis, for the second quarter of 2015 was $10.9 million, or $0.34 per share (diluted), compared to non-GAAP net income of $11.0 million, or $0.36 per share (diluted), in the second quarter of 2014, and non-GAAP net income of $7.5 million, or $0.24 per share (diluted), in the first quarter of 2015.

Cash, cash equivalents, marketable securities and deposits as of June 30, 2015, totaled $189.0 million, compared to $184.1 million as of March 31, 2015. Cash generated from operations was $10.4 million, cash used in investing activities was $0.8 million, cash used in financing activities was $4.4 million (resulted mainly from the share repurchase program), and a decrease of $0.3 million resulted from cash adjustment of marketable securities, net.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Six Months 2015 Results

Total revenues for the six months ended June 30, 2015 were $55.2 million, a year-over-year increase of 30% compared to $42.4 million for the six months ended June 30, 2014. Net loss on a GAAP basis for the six months ended June 30, 2015 was $2.8 million, which includes a one-time charge due to early repayment of $9.6 million to the Israeli Office of Chief Scientist (OCS), or $0.10 per share, compared to net income of $12.3 million, or $0.42 per share (diluted), for the six months ended June 30, 2014. Net income on a non-GAAP basis for the six months ended June 30, 2015 was $18.4 million or $0.58 per share (diluted), compared with non-GAAP net income of $21.0 million, or $0.69 per share (diluted), for the six months ended June 30, 2014.

Eli Fruchter, CEO of EZchip, commented,

“We are very pleased with our second quarter results. During the second quarter, EZchip delivered sequential and year-over-year growth, and robust non-GAAP EPS,” said Eli Fruchter, CEO of EZchip. “NPS-400 remains on track to tape-out this month with customer samples expected in the fourth quarter of 2015.  Interest in NPS remains elevated, and we are very pleased to report five Tier-1 design wins in our new target markets for white boxes and data centers, as well as in our traditional carrier router markets, to commence following sample availability.

“Revenues in the first six months of 2015 saw significant increase compared to the first half of 2014, primarily driven by NP-4/5 and multi-core products. In fact, excluding sales to Cisco and ZTE, revenues to other customers nearly doubled compared to the same period last year. We believe this demonstrates the broadening of our customer base and revenue diversification.

“We are seeing changes in the competitive landscape for high-end merchant NPUs, which we believe could lead to a significant strengthening of our market leading position. To the best of our knowledge, there is no NPU-based roadmap within other merchant silicon vendors. This could position EZchip to become the only high-end merchant NPU vendor in the market able to satisfy the growing demand from both traditional networking vendors as well as from new white box customers,” added Mr. Fruchter.

Conference Call

The Company will be hosting a conference call later today, August 12, 2015, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/Investor-Relations/?ezchip=527, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial-in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, acquisition related costs, amortization of purchased intangible assets and one-time charge due to early repayment of OCS grants. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014

Revenues	$28,265	$26,905	$22,102	$55,170	$42,390
Cost of revenues	6,911	8,072	4,300	14,983	8,088
Repayment of OCS grants*	--	9,636	--	9,636	--
Gross profit	21,354	9,197	17,802	30,551	34,302

Operating expenses:
Research and development, net	10,458	11,683	7,394	22,141	14,496
Selling, general and administrative	5,964	6,071	4,478	12,035	8,250
Total operating expenses	16,422	17,754	11,872	34,176	22,746
Operating income (loss)	4,932	(8,557)	5,930	(3,625)	11,556
Financial income, net	487	291	284	778	744
Net income (loss)	$5,419	$(8,266)	$6,214	$(2,847)	$12,300

Net income (loss) per share:
Basic	$0.18	$(0.28)	$0.21	$(0.10)	$0.42
Diluted	$0.18	$(0.28)	$0.21	$(0.10)	$0.42
Weighted average shares used in per share calculation:
Basic	29,980,199	29,823,727	29,157,533	29,902,395	29,068,467
Diluted	30,095,969	29,823,727	29,473,870	29,902,395	29,464,673

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014

GAAP gross profit	$21,354	$9,197	$17,802	$30,551	$34,302
Stock-based compensation	102	103	76	205	150
Amortization of purchased intangible assets	233	973	--	1,206	--
Repayment of OCS grants*	--	9,636	--	9,636	--
Non-GAAP gross profit	$21,689	$19,909	$17,878	$41,598	$34,452

GAAP gross profit as percentage of revenues	75.5%	34.2%	80.5%	55.4%	80.9%
Non-GAAP gross profit as percentage of revenues	76.7%	74.0%	80.9%	75.4%	81.3%

GAAP operating expenses	$16,422	$17,754	$11,872	$34,176	$22,746
Stock-based compensation:
Research and development	(2,996)	(2,934)	(2,421)	(5,930)	(4,688)
Selling, general and administrative	(1,787)	(1,765)	(1,652)	(3,552)	(3,236)
Acquisition related costs
Selling, general and administrative	--	--	(660)	--	(660)
Amortization of purchased intangible assets - Selling, general and administrative	(347)	(347)	--	(694)	--
Non-GAAP operating expenses	$11,292	$12,708	$7,139	$24,000	$14,162

GAAP operating income (loss)	$4,932	$(8,557)	$5,930	$(3,625)	$11,556
Non-GAAP operating income	$10,397	$7,201	$10,739	$17,598	$20,290

GAAP net income (loss)	$5,419	$(8,266)	$6,214	$(2,847)	$12,300
Stock-based compensation	4,885	4,802	4,149	9,687	8,074
Acquisition related costs	--	--	660	--	660
Amortization of purchased intangible assets	580	1,320	--	1,900	--
Repayment of OCS grants*	--	9,636	--	9,636	--
Non-GAAP net income	$10,884	$7,492	$11,023	$18,376	$21,034

Non-GAAP net income per share - Diluted	$0.34	$0.24	$0.36	$0.58	$0.69
Non-GAAP weighted average shares - Diluted**	31,811,176	31,601,170	30,774,136	31,689,825	30,637,994

*
During February 2015 we have made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes     the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$188,980	$185,757
Trade receivables, net	8,454	10,865
Other receivables	6,073	4,735
Inventories	7,220	6,459
Total current assets	210,727	207,816

NON CURRENT ASSETS:
Severance pay fund	7,488	7,091
Long term investment and others	420	348
Total non current assets	7,908	7,439

PROPERTY AND EQUIPMENT, NET	3,017	3,601

INTANGIBLE ASSETS, NET	17,064	17,312

GOODWILL	127,706	127,355
TOTAL ASSETS	$366,422	$363,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$3,359	$2,664
Other payables and accrued expenses	11,772	13,726
Total current liabilities	15,131	16,390

ACCRUED SEVERANCE PAY	8,249	7,815

SHAREHOLDERS’ EQUITY:
Share capital	170	169
Additional paid-in capital	349,916	349,050
Treasury shares at cost	4,748	--
Accumulated other comprehensive income (loss)	225	(731)
Accumulated deficit	(12,017)	(9,170)
Total shareholders’ equity	343,042	339,318
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$366,422	$363,523

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2015	2015	2014	2015	2014
Cash flows from operating activities:
Net income (loss)	$5,419	$(8,266)	$6,214	$(2,847)	$12,300
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Repayment of OCS grants*	--	9,636	--	9,636	--
Depreciation and amortization	1,372	1,783	166	3,155	334
Decrease (increase) in trade and other receivables, net	2,351	(1,105)	(97)	1,246	(1,568)
Decrease (increase) in inventory	(1,640)	879	97	(761)	(5)
Decrease in trade payables and other accrued liabilities, net	(2,024)	(29)	(266)	(2,053)	(430)
Stock-based compensation	4,885	4,802	4,149	9,687	8,074
Net cash provided by operating activities	10,363	7,700	10,263	18,063	18,705

Cash flows from investing activities:
Purchase of property and equipment	(240)	(83)	(24)	(323)	(220)
Purchase of technology	(250)	--	(1,067)	(250)	(2,415)
Long term investment and others	(351)	--	--	(351)	--
Net cash used in investing activities	(841)	(83)	(1,091)	(924)	(2,635)

Cash flows from financing activities:
Proceeds from exercise of options	359	317	188	676	404
Purchase of treasury shares	(4,748)	--	--	(4,748)	--
Net cash provided by (used in) financing activities	(4,389)	317	188	(4,072)	404

Repayment of OCS grants*	--	(9,636)	--	(9,636)	--
Cash adjustment of marketable securities, net**	(274)	66	(113)	(208)	(120)

Increase (decrease) in cash, cash equivalents, marketable securities and deposits	4,859	(1,636)	9,247	3,223	16,354
Cash, cash equivalents, marketable securities and deposits at the beginning of the period	184,121	185,757	209,972	185,757	202,865
Cash, cash equivalents, marketable securities and deposits at the end of the period	$188,980	$184,121	$219,219	$188,980	$219,219

*
During February 2015 we have made a one-time early payment of $9.6 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-5 grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-5 revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.

**	Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.